SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc - First Interim Dividend

Prudential plc ("Prudential") has today announced its 2026 first interim dividend of 8.88 US cents per ordinary share (the "Dividend").

Shareholders holding shares on the UK or Hong Kong share registers will receive their dividend payments in either pounds sterling or Hong Kong dollars respectively, unless they elect to receive dividend payments in US dollars. Elections for US dollar payments must be made through the relevant UK or Hong Kong share registrar on or before 2 October 2026. Further information is available at https://www.prudentialplc.com/en/investors/shareholder-centre/cash-dividend-and-currency-election/. The corresponding amount per share in pounds sterling and Hong Kong dollars is expected to be announced on or around 9 October 2026. The US dollar to pound sterling and to Hong Kong dollar conversion rates will be determined by the actual rates achieved by Prudential buying those currencies.

Holders of American Depositary Receipts ("ADRs") will receive their dividend payments in US dollars through Citibank N.A., the ADR Depositary. Shareholders holding an interest in Prudential shares through The Central Depository (Pte) Limited ("CDP") in Singapore ("Singapore Shareholders") will receive their dividend payments in Singapore dollars at the prevailing market exchange rate.

All shares bought back by Prudential awaiting cancellation on the Record Date (as defined below) are not eligible for the 2026 first interim dividend.

A scrip dividend alternative will be offered in respect of the 2026 first interim dividend in accordance with the Evergreen Scrip Dividend Scheme Terms and Conditions available on Prudential's website at https://www.prudentialplc.com/en/investors/shareholder-information/dividend/scrip-dividend. The scrip dividend alternative will involve the issuance of relevant new ordinary shares on the Hong Kong line only. Prudential will make available a share dealing facility (the "Dealing Facility") to enable shareholders who are not able to hold their shares on the Hong Kong line to participate in the scrip dividend alternative.

Unless a shareholder has an existing scrip dividend mandate in place, elections for the scrip dividend alternative must be received by the deadlines specified in the timetable below. In particular, shareholders holding shares through CREST or an intermediary / CCASS, or Singapore Shareholders who cannot apply for a permanent election, will need to complete a scrip dividend election by the relevant deadline specified below, as their past elections cannot be captured.

Prudential will apply to the Listing Committee of the Hong Kong Stock Exchange ("HKEX") and to Singapore Exchange Securities Trading Limited ("SGX") for the new shares to be listed, and to the HKEX, London Stock Exchange ("LSE") and SGX for the shares to be admitted to trading on the HKEX, LSE and SGX.

Shareholders on the UK register have the option of participating in the Dividend Reinvestment Plan (DRIP) instead of the scrip dividend alternative, which enables shareholders to invest their cash dividend directly in the purchase of Prudential shares in the market. Further information on the DRIP is available at https://www.prudentialplc.com/en/investors/shareholder-centre/dividend-reinvestment-plan/.

2026 first interim dividend timetable

Ex-dividend date	10 September 2026 (Hong Kong, UK and Singapore) (the "Ex-Dividend Date")
Record date	11 September 2026 (the "Record Date")
Announcement of scrip dividend reference price(2)	17 September 2026
Expected publication of mandate forms
On or around 17 September 2026 (Hong Kong - currency and scrip dividend elections)

On or around 18 September 2026 (Singapore - scrip dividend election)

Mandate forms for UK shareholders (currency, scrip dividend and DRIP elections) are available to download on Prudential's website at any time.

Deadline for receipt of currency elections	5.00pm (UK register) or 4.30pm (Hong Kong register)(3) on 2 October 2026
Deadline for receipt of scrip dividend elections	5.30pm (Singapore register) on 25 September 2026 5.00pm (UK register) or 4.30pm (Hong Kong register)(3) on 2 October 2026 (the "Election Deadline Date", as applicable)
Deadline for receipt of DRIP elections	5.00pm (UK register) on 2 October 2026
Announcement regarding issue of new shares pursuant to scrip dividend alternative	On or around 7 October 2026
Pound sterling and Hong Kong dollar amount per share announced	On or around 9 October 2026 (the "Exchange Rate Date")
Payment date, when cash dividends are paid and applicable CCASS accounts are credited with new scrip shares (other than scrip shares to be sold under the Dealing Facility(4))	22 October 2026 (Hong Kong, UK and ADR holders) On or around 29 October 2026 (Singapore) (the "Dividend Payment Date", as applicable)

Notes:

(1)   All times are local times.

(2)   The price used to calculate the number of new ordinary shares offered under the scrip dividend alternative is the average middle-market price of the shares of Prudential on the LSE over a five-day dealing period commencing on the Ex-Dividend Date and converted to US Dollars using the mid-point WMR spot exchange rates quoted by Bloomberg in London at or around 11.00am on 16 September 2026.

(3)   The latest time for returning the mandate form by Hong Kong shareholders will be extended, as the case may be, in accordance with (a) and (b) below if a tropical cyclone warning signal number 8 or above, or "extreme conditions" announced by the Government of Hong Kong, or a "black" rainstorm warning signal is in force in Hong Kong (all times Hong Kong time):

a.  at any time before 12.00 noon and no longer in force after 12.00 noon on Friday, 2 October 2026, in which case the latest time for the return of the mandate form will be extended to 5.00pm on the same business day; or

b.  at any time between 12.00 noon and 4.00pm on Friday, 2 October 2026, in which case the latest time for the return of the mandate form will be extended to 4.30pm on the next business day where none of the above warnings is in force at any time between 9.00am and 4.00pm.

(4)   Distribution of sale proceeds to shareholders (holding their shares on the UK share register) participating in the scrip dividend alternative via the Dealing Facility will be made within 14 Hong Kong trading days of the completion of the sale of the relevant shares.

Elections for shares held on the UK share register via CREST

On 15 September 2026, Prudential's registrar, Computershare Investor Services PLC ("Computershare"), will distribute Electronic Election Entitlements ("EEEs") (Interim ISIN code GB00BT7JH788) to all Prudential shareholders holding shares on the UK share register through CREST on the Record Date. To make an election via EEEs, shareholders holding through CREST will be required to transfer an appropriate number of entitlement shares into a CREST member account via an Unmatched Stock Event ("USE") transaction. There will be a separate account designated to each option, and these details will be made available in the CREST system.

Elections via CREST should be received by Computershare no later than 5.00pm on 2 October 2026. If the USE is not settled by such deadline, the dividend will be paid in cash in the default currency. Shareholders holding shares through CREST will need to ensure that their election is made to the appropriate CREST Member Account as detailed in the Corporate Action Event that will be made available in the CREST system by Euroclear UK & International Limited ("Euroclear") against the Interim ISIN Code GB00BT7JH788.

An election via CREST will not apply in respect of future dividends as Euroclear will centrally delete all existing dividend election instruction messages submitted on Prudential ordinary shares prior to the Record Date. Therefore, in order to avoid automatically receiving the cash dividend in its default currency, elections will need to be made via Dividend with Options ("DWO") for the 2026 first interim dividend and every future dividend.

Registrars' contact details

Register	Contact details
UK register: Computershare Investor Services PLC	The Pavilions, Bridgwater Road, Bristol, BS13 8AE, United Kingdom.
Telephone: +44 (0)370 707 1507
Lines are open from 8.30am to 5.30pm, Monday to Friday excluding weekends and bank holidays.
Hong Kong register: Computershare Hong Kong Investor Services Limited	17M Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.
Telephone: +852 2862 8555
Lines are open from 9.00am to 6.00pm, Monday to Friday excluding weekends and bank holidays.
Singapore CDP	Shareholders who have shares standing to the credit of their securities accounts with the CDP in Singapore may refer queries to the CDP.
Enquiries regarding shares held in Depository Agent Sub-accounts should be directed to your Depository Agent or broker.
Email: asksgx@sgx.com Telephone: +65 6535 7511
Lines are open from 8.30am to 5.00pm, Monday to Friday excluding weekends and public holidays.
ADRs	Citibank Shareholder Services, P.O. Box 43077, Providence, RI 02940-3077, USA.

Telephone: +1 877 248 4237 (toll free within the United States) +1 781 575 4555 (for international callers)

Email: citibank@shareholders-online.com

Contacts

Media			Investors/analysts
Sonia Tsang	+852 5580 7525	HK	Patrick Bowes	+852 2918 5468	HK
Janice Wong	+852 6188 6381	HK	William Elderkin	+44 20 3977 9215	UK
			Ming Hau	+44 20 3977 9293	UK
			Bosco Cheung	+852 2918 5499	HK
			Tianjiao Yu	+852 2918 5487	HK

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

The ISIN code for the ordinary shares of Prudential is GB0007099541 and the TIDM code is PRU.

https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 August 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer